

August 13, 2013

Via E-mail
Mark C. Monaco
Chief Financial Officer
iPayment Holdings Inc.
126 East 56th Street, 33rd Floor
New York, NY 10022

Re: **iPayment Holdings Inc. and iPayment Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2012
       Filed April 1, 2013
       File Nos. 333-177233-19 and 000-50280

Dear Mr. Monaco:

We have reviewed your letter dated June 28, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 31, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 8. Long-Term Debt, page 58

1.   We note your response to prior comment 3 where you indicate which requirements of Rule 3-10(f) of Regulation S-X you have met, although it is not clear whether you have met the exception for providing the condensed consolidating financial information requirement, only that you believe the condensed consolidating financial information

would not be meaningful to investors. Please clarify whether you have met the exception for providing such information based on Note (1) to paragraph (f) of Rule 3-10 of Regulation S-X. If you have not met this exception, considering iPayment, Inc.'s subsidiaries were guarantors on the 10.25% Notes as of December 31, 2012, your current disclosures do not comply with the requirements of Rule 3-10(f) of Regulation S-X. As a result, your disclosures should be revised to include the condensed consolidating financial information of the company and that the guarantees are full, unconditional, joint and several and that the guarantor subsidiaries are 100% owned. Your revised disclosure should also include the release provisions to the full and unconditional guarantees in order to more accurately describe the qualifications to the subsidiary guarantors.

Item 11. Executive Compensation, page 74

2.   We note your response to prior comment 5 regarding Mr. Monaco's equity-based compensation in 2012. Your proposed revised language does not provide an individualized discussion of why Mr. Monaco's stock awards in 2012 of $5,595,000 greatly exceeds the awards granted to other named executive officers. As noted in our prior comment, Mr. Monaco's employment agreement merely provides that his equity compensation "shall be determined by the Board and shall be commensurate with the equity awards granted to other senior executives of the Company." Please revise to provide a specific, individualized discussion of how the Board determined the size of Mr. Monaco's equity awards in 2012.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief